Exhibit 99.7

ASIA ENTERTAINMENT & RESOURCES LTD. ANNOUNCES COMMENCEMENT
OF RIGHTS OFFERING

Hong Kong, China – June 4, 2013 – Asia Entertainment & Resources Ltd. (“AERL”) (NASDAQ: AERL), which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter in Macau, today announced that it has commenced its previously announced rights offering and filed with the Securities and Exchange Commission (the “SEC”) the prospectus supplement relating to the rights offering.

The rights offering will expire on June 21, 2013 at 5:00 p.m., New York City time, unless extended. The subscription rights have been admitted for trading on the Nasdaq Global Market under the symbol “AERLR”. AERL expects the rights can be traded on the Nasdaq Global Market commencing on June 6, 2013 until 4:00 p.m., New York City time, on June 21, 2013, unless the rights offering is extended. AERL intends to use the net proceeds of the rights offering to pay off outstanding indebtedness owed to certain of its shareholders. Sterne, Agee & Leach, Inc. has been appointed dealer manager for the rights offering.

Important Notice

AERL has filed a prospectus supplement to its registration statement (including a prospectus) with the SEC (File No. 333-185759) with respect to the proposed rights offering. Before you invest, you should read the prospectus supplement, the accompanying prospectus and other documents AERL has filed with the SEC for more complete information about AERL and the rights offering.

You may obtain the foregoing documents, including the prospectus supplement and accompanying prospectus, for free by visiting the SEC web site at www.sec.gov. In addition, copies of the prospectus supplement, the accompanying prospectus and other related documents for the rights offering may be obtained from the information agent, Georgeson Inc., at (877) 278-4774. Investors should read the prospectus supplement, the accompanying prospectus and other related documents carefully before making any investment decision because these documents contain important information.

This press release does not constitute an offer to sell or the solicitation of an offer to buy ordinary shares, nor shall there be any sale of the ordinary shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such jurisdiction.

About Asia Entertainment & Resources Ltd.

Asia Entertainment & Resources Ltd. is a holding company which operates through its subsidiaries and related promoter companies as a VIP room gaming promoter, and is entitled to receive all of the profits of the VIP gaming promoters from VIP gaming rooms. AERL’s VIP room gaming promoters currently participate in the promotion of four major luxury VIP gaming facilities in Macau, China, the largest gaming market in the world. One VIP gaming room is located at the top-tier 5-star hotel, the Star World Hotel & Casino in downtown Macau, and another is located in the luxury 5-star hotel, the Galaxy MacauTM Resort in Cotai, each of which is operated by Galaxy Casino, S.A. Additional VIP gaming rooms are located at the Sands Cotai Central and City of Dreams Macau, both in Cotai.

Forward Looking Statements

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of AERL's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Forward looking statements include, but are not limited to, statements regarding AERL’s expectations as to when the rights can be traded. Investors and potential investors should consult all of the information set forth herein and should also refer to the risk factors set forth in AERL's Annual Report on Form 20-F filed on April 5, 2013, and other reports filed or to be filed from time-to-time with the Securities and Exchange Commission.

Contact:
James Preissler
646-450-8808
preissj@aerlf.com

William Schmitt, ICR
203-682-8294
william.schmitt@icrinc.com